UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Delta Oil & Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24778R308

(CUSIP Number)

Christopher Paton-Gay
Suite 604-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(866) 355-3644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 24778R308

1.            Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Christopher Paton-Gay

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3.           SEC Use Only

4.           Source of Funds (See Instructions)

PF — personal funds

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   ☐

6.           Citizenship or Place of Organization

                United States of America

7. Sole Voting Power
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
1,543,932 (See Item 5)

8. Shared Voting Power

0

9. Sole Dispositive Power

1,543,932 (See Item 5)

10. Shared Dispositive Power

0

11.          Aggregate Amount Beneficially Owned by Each Reporting Person

1,543,932 (See Item 5)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      ☐

13.          Percent of Class Represented by Amount in Row (11)

10.6%

14.          Type of Reporting Person (See Instructions)

IN

Explanatory Note:    This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D original filed by Christopher Paton-Gay with the Securities and Exchange Commission on May 27, 2010 (as hereby supplemented, the “Schedule”).  Unless otherwise indicates, each capitalized term used, but not defined herein shall have the meaning assigned to such term in the Schedule.

Item 1.   Security and Issuer

No material change.

Item 2.   Identity and Background

No material change.

Item 3.   Source and Amount of Funds or Other Consideration

No material change.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to include the following:

This Amendment is being filed to update the beneficial ownership of the Reporting Person to reflect the acquisition of 100,000 shares of common stock and options to purchase 100,000 shares of common stock in consideration for services rendered as an officer and director of the Issuer.  See Item 5(c) below.

The information supplied in this Amendment is provided as of January 24, 2011.

 Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)
1,543,932 shares.  Includes options to purchase 400,000 shares of Common Stock exercisable currently or within 60 days.  As of the date of this Amendment, 100,000 options held by the Reporting Person were not vested and will not vest within the next sixty days.

The foregoing 1,543,932 shares of Common Stock represent approximately 10.6% of the Issuer’s outstanding Common Stock (based upon 14,157,107 shares of Common Stock outstanding and options to purchase 400,000 additional shares of Common Stock which are exercisable within the next sixty days).

(b)
The Reporting Person has the sole power to vote or to direct the vote or to dispose or direct the disposition of 1,143,932 shares of Common Stock and another 400,000 additional shares of Common Stock if the Reporting Person exercised his vested options and options vesting within the next sixty days.

(c)
On January 19, 2011, the Reporting Person acquired 100,000 shares of Common Stock and options to purchase 200,000 shares of common stock in consideration for services rendered as an officer and director of the Issuer, of which 100,000 options vested immediately and the other 100,000 options vest on April 1, 2011.  Except for the January 19, 2011 acquisition, the Reporting Person has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

No material change.

Item 7.   Material to Be Filed as Exhibits

No material change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2011
Date

/s/ Christopher Paton-Gay
Christopher Paton-Gay
Signature